11 November 1999

Ref: 53/99

BHP IRON ORE OFFERS STAFF EMPLOYMENT CONDITIONS TO PILBARA AWARD EMPLOYEES

BHP Iron Ore today took another step to improve its overall productivity and business performance by offering about 1,000 employees the choice to move from industrial Award based conditions to staff conditions under State workplace agreements. The employees work at its Port Hedland and Newman Western Australian iron ore mining, railing and ship loading operations.

Iron Ore employees currently employed under a State Award now have the choice of staying with the Award or changing over to workplace agreements which are commonplace in the West Australian mining industry.

Overall, the workplace agreements are in-line with the conditions provided to the 600 existing Iron Ore staff employees. The workplace agreement conditions exceed the conditions in the Award and the current Enterprise Bargaining Agreement and include improved superannuation, sick leave and salary.

BHP Iron Ore President-elect Graeme Hunt said that the offer is consistent with the changing nature of the work being undertaken by the Company to re-shape its iron ore business in the face of an increasingly competitive international iron ore market.

"We've made significant progress in tackling our cost structures over the past 18 months to offset steep (11%) price cuts earlier this year," Mr Hunt said. "We have a workforce second to none but, based on our experience with the existing industrial relations system at our Iron Ore operations including recent inter-union disputation, we no longer believe it can deliver the progress we need to compete successfully in the global market."

"By necessity, we have had to broaden the range and type of work being done by employees at all levels of the business to enhance our competitiveness. It is now appropriate that we introduce a common system for acknowledging and rewarding all employees' efforts."

"I believe that our employees want to be a positive part of changes in our business and be recognised for their own effort and contribution," he said. "Moving to common staff conditions removes distinctions in conditions of employment and creates a sense of 'ownership' of their workplace."

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FOR FURTHER INFORMATION CONTACT:

Media Relations:
Stedman Ellis BHP Iron ore - Perth Tel +61 8 9320 4330

John Crowley BHP Iron ore - Perth Tel: +61 8 9320 4395
Mandy Frostick Manager Media Relations BHP Group - Melbourne Tel: +61 3 9609 4157

Investor Relations:

Dr Robert Porter Vice President Investor Relations - Melbourne Tel: +61 3 9609 3540

FACT SHEET

BHP Iron Ore is the world's second (to CVRD, Brazil) largest exporter of iron ore, and Australia's leading producer. In BHP's financial year ended May (YEM) 1999 the business shipped 61.7mt, valued at about $1.5 billion, to integrated steelmakers in Asia, Australia and Europe. The open pit mines which supply this iron ore are located in three areas of the Pilbara region in Western Australia - Newman, Yarrie and Yandi. Mining operations are connected by rail to ore handling and ship loading facilities at Nelson Point and Finucane Island, Port Hedland.

The world steel industry is under considerable pressure, and as a result there is strong pressure on raw materials suppliers with iron ore prices falling by 11% at the last price negotiation. Competitors inside and outside Australia have pushed both prices and costs down, and BHP Iron Ore is focussing on improving efficiencies and reducing costs wherever possible. Considerable restructuring has been undertaken over the past 10 years, and this has been accelerated this year. At the same time, the business is preparing to meet expected future growth in the medium term. Projects being progressed include a feasibility study for development of massive reserves in Mining Area C (MAC). Environmental approvals for this project have been received and Native Title negotiations commenced.

BHP Iron Ore achieved an LTIFR of six in YEM 1999, maintaining the previous year's rating.

Products

The Newman mines - Mt Whaleback and satellites OB23/25 and Jimblebar - produce high-quality Brockman hematite lump and fine ore. Orebody 29, also one of the Newman mines, produces geothite-hematite (Marra Mamba).

The Yarrie/Nimingarra mines produce hematite bedrock and hematite conglomerate - of high value in the steel making process due to low phosphorus and alumina levels.

The Yandi mine produces pisolitic high grade ore, a commercially successful product due to its high calcined iron, low phosphorous and low alumina content.

Total iron ore resources in these locations are in excess of 10 billion tonnes.

Production

Operating performance for YEM99 (Millions of Dry Metric Tonnes)

Mines	Ore Shipped
Newman	32.7
Yarrie/Nimingarra	6.4
Yandi	22.6
Total	61.7

Markets

In YEM 99 almost 49% of shipments went to Japanese steel makers. Other major markets included South Korea (14%), China (10%), BHP Steel (11%), Europe (9%), Taiwan (6%).

Sales Revenue

YEM 99 - $1.650 billion.

EBITDA

YEM 99 - $807 million.

Direct Payments to Government

YEM 99 - $90 million in royalties; $10 million in payroll tax.

Employees

A permanent workforce of 1 700 [about 1 000 wages] and about 500 mining contractors employed at October 1999.

Unions

AWU, CMESTU (CFMEU), TWU, MEWU and CEPU are eligible to represent employees at our operations and are party to awards and agreements with BHPIO which are registered with the WA Industrial Relations Commission.

Ownership Structures

BHP Iron Ore acts as manager and sales agent for participants in the Mt Newman Joint Venture, Mount Goldsworthy Mining Associates Joint Venture and the Yandi Joint Venture. In each, BHP Minerals Pty Ltd owns an 85% proportion and in a variety of arrangements Itochu/CI Minerals Australia Pty Ltd and Mitsui Iron Ore Corporation Pty Ltd share 15%. The Jimblebar project is 100% owned by BHP Minerals Pty Ltd.

Changes in Employment Arrangements - BHP Iron Ore
BHP Investor Relations Investment Briefing Paper November 1999

Overview

BHP has moved to change the nature of its employment arrangements with approximately one thousand of its Western Australian iron ore employees from an award based (enterprise bargaining agreement) to an individual staff employment contract basis.

The change is designed to:

  Overcome limitations and restrictions on the pace of change within the existing industrial relations system.
  Remove the barriers and differences between all employees to create a more flexible, more productive and more focussed workforce.
  Further improve the cost structure, productivity and competitiveness of BHP's Western Australian iron ore mining, rail and shiploading operations.

Nature of the Changes

Currently, one thousand of BHP Iron Ore's 1,700 workforce are covered by enterprise bargaining agreements formulated between workplace unions and the Company. In the place of this form of arrangement, employees have been offered individual employment contracts which place employees on normal staff employment conditions.

The main features of the new staff employment conditions, relative to the previous award or enterprise bargaining agreements include the following:

  Salary - a total salary taking account of all requirements of the job and providing individuals with the ability to improve earnings based on performance.
  Superannuation - improved superannuation.
  Performance-related incentive scheme which rewards the individual based on individual and business performance.
  Individual performance assessment - annual individual performance appraisal for salary review and career development.
  Responsibility - employees to take greater responsibility in their work areas, which in turn will be a key factor in performance appraisal.

It is expected that total salary costs will be in the order of A$10million on a 100% take-up basis. The higher indicative annual salary costs are less than 1% of cash costs per tonne of iron ore produced and will be significantly more than offset by productivity gains. In addition accrued sick leave entitlements will be cashed out at a one off expected cost of A$10 million (provision for these costs has already been made).

Context of Changes

BHP's Iron Ore operations are located in three areas of the Pilbara region of Western Australia - Newman, Yarrie and Yandi. The world steel industry is under considerable demand and price pressure, and as a result raw material suppliers have faced significant reductions recently in the price received for iron ore, evidenced by a 11% decrease in prices at the last (1998) price negotiations.

Competitors inside and outside Australia have pushed both prices and costs down. Despite significant improvements in efficiencies, BHP Iron Ore's costs per tonne are generally higher than the other main producer. Component of this cost differential relate to structural factors, such as mine distances from port, stripping ratios and other factors. However, the ability to deliver further productivity gains, in part through the change in workplace employment arrangements, will enhance cost competitiveness and the delivery of enhanced shareholder value.

Over the last 18 months Iron Ore management have reviewed every aspect of the business, reflected in:

  a 20% reduction in employee levels over the last 12 months, a 17% reduction in the cost of ore shipped for the 2000 financial year-to-date (from the base comparative year of 1998) - this is equivalent to about $140 million annualised cash costs taken out of the business, a series of operational productivity improvements, such as an increase in the tonnes of ore moved per man hour by 17% (above 1998 levels); reduction in the Whaleback truck fleet from 50 to 27; reduced waste/ore ratios; introduction of continuous stockpile management leading to significant improvements in ore quality.

Project Phoenix - Impetus for Workplace Change

Over the past three months BHP Iron Ore has undertaken a concentrated review of its business as part of its ongoing programme to improve overall competitiveness. The review, known as Project Phoenix, provides a blueprint to build on business initiatives taken over the past 18 months to set a new direction for the Company.

Project Phoenix has delivered a range of recommendations, from fundamental operational improvements and greater productivity through better work practices, to a number of longer term strategic initiatives. Some of the changes identified have already been implemented and have had an immediate impact on helping reduce BHP Iron Ore's production costs. Others will become evident as full implementation is achieved.

Despite the significant improvements made to date, a change in workplace arrangements is integral to the achievement of further sustainable efficiency improvements.

Experience with the existing industrial relations system at iron ore, including recent inter-union disputation, has undermined confidence in its ability to enable the Company to progress the changes needed to increase competitiveness.

Both Project Phoenix and the changes to workplace arrangements will continue to advance productivity gains in areas such as;

  additional liftings, changes to shift arrangements in areas such as track maintenance, reduced rail cycle times.
  further improvements in lump/fine ratios, shovel loading and truck tonnage rates.

These changes will lead to lower operating costs and will also allow the better utilisation of existing infrastructure for higher capital efficiencies.

BHP Iron Ore

BHP Iron Ore is the world's second largest (to CVRD, Brazil) exporter of iron ore, and Australia's leading producer. In the 1999 financial year, BHP shipped 61.7 million tonnes, valued at A$1.65 billion and EBITDA of A$807 million. Almost 49% of shipments went to Japanese steelmakers with other major markets being Korea (14%), China (10%), BHP Steel (11%), Europe (9%) and Taiwan (6%).

Prepared by BHP Investor Relations
For clarification contact: Dr Robert Porter Vice President Investor Relations - Melbourne Tel: +61 9609 3540 Mobile: +61 419 587 456

Pierre Hirsch BHP Investor Relations - San Francisco Tel +1 415 774 2030